767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

March 9, 2017

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NCS Multistage Holdings, Inc.
Registration Statement on Form S-1
CIK No. 0001692427

Dear Ms. Nguyen:

On behalf of our client, NCS Multistage Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 22, 2017. We are concurrently publicly filing via EDGAR the Company’s registration statement on Form S-1 (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes effected by the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Index to Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-24

Revenue Recognition, page F-25

Ms. Nguyen
Securities and Exchange Commission
March 9, 2017
Page 2

1.	We note your response to prior comment 17 and the expanded disclosure in your submission regarding your Multistage Unlimited system. Provide us with further analysis of the factors you evaluated in determining that the two primary components of this system should not be accounted for as a single arrangement with multiple deliverables. Include sufficient detail regarding the contracts you enter into with your customers and the nature of your product and service offerings in the context of the relevant guidance. As part of your response, address the following:

We respectfully advise the Staff that we considered the following factors in determining that our products and services should not be accounted as a single arrangement with multiple deliverables:

•	ASC 605-25-25-3 states that “separate contracts with the same entity or related parties that are entered at or near the same time are presumed to have been negotiated as a package unless there is sufficient evidence to the contrary.”

¡	We enter into a contract with the customer in the form of a purchase order, sales order or field service order. A contract for products will not include any requirement for the future provision of services. A customer generally chooses to enter into a separate contract with us for services at a later date.

¡	Our deliverables with respect to a customer that purchases sliding sleeves are either satisfied upon installation into a well by the customer (at which point the right of return has lapsed), or upon delivery based upon the shipping terms, which is when the customer has assumed the risks and rewards of ownership. The installation of our sleeves occurs when a drilling rig is on-site at the customer’s location.

¡	The customer may purchase sleeves and not contract with us to perform services. Additionally, the customer may request us to perform our services without the purchase of sleeves. Other companies can perform services on a well that has our sleeves installed so that the customer can benefit from the value of the sleeves.

¡	If a customer elects to utilize our services in a well with sliding sleeves installed, the timing of entering into a separate contract for services varies. While a customer would generally enter into a separate contract with us for services two weeks to two months after the sliding sleeves have been installed, the time period can be as much as a year after installation or not at all.

Ms. Nguyen
Securities and Exchange Commission
March 9, 2017
Page 3

¡	Our deliverables with respect to our services include the provision of our personnel to supervise the use of the downhole assembly during the completion operations of a job, with our deliverable being satisfied at the completion, when there are no further performance requirements.

¡	Even if we were to consider our products and services as a single arrangement with multiple deliverables, we would then use the guidance to determine the units of accounting, which when applying ASC 605-25-25 states that for a delivered item to be considered a separate unit of accounting it must have standalone value to the customer, which in our case it does, resulting in the same accounting conclusion because our products and services are separately priced.

•	Further, we reviewed guidance under ASC 605-25-25-5, and determined that the sale of our sliding sleeves and the optional subsequent provision of services does not constitute a single arrangement with multiple deliverables:

¡	Our products and services have distinct deliverables, as discussed above, each of which provide value to the customer on a stand-alone basis. As such, in circumstances when a customer utilizes our services in connection with a well in which they have installed our sliding sleeves, the product sale and the provision of services represent separate units of accounting.

¡	The delivered item has value to the customer on a standalone basis. A customer that has installed our sliding sleeves can receive standalone value from the product if they do not enter into a separate contract with us for the provision of services. The primary value of the sliding sleeves is the ability to access an oil and gas formation to initiate the production of hydrocarbons. Customers have contracted with other service providers to locate and shift sliding sleeves once installed in their wells, thereby allowing for completion operations or for intervention operations once a well has commenced production, receiving value from the sliding sleeves. Sleeves that have been sold to customers, but not installed in a well, have been resold on a secondary basis, with the customer recovering a significant portion of the initial purchase price.

Ms. Nguyen
Securities and Exchange Commission
March 9, 2017
Page 4

Customers can receive standalone value from the provision of our services without having sliding sleeves installed in a well. Our downhole frac isolation assembly includes a sub-assembly that enables sand-jet perforating, which has been used by customers to initiate the production of hydrocarbons in hundreds of wells since our inception. Our downhole frac isolation assembly is also utilized for other purposes, including determining the location of leaks in casing to facilitate leak repair operations. Further, our services can be provided in producing wellbores that were previously completed without our sliding sleeves, including wells completed utilizing alternative methodologies. With respect to our services, multiple alternative vendors offer solutions to provide a deliverable with similar features and functionality.

As discussed above, each of our products and services are contracted separately by our customers, are priced individually, and are delivered to the customer at different times. We operate in a competitive environment in which customers have the option of contracting with other vendors for purchase of sliding sleeves or the provision of services.

¡	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor. We do not believe this criterion would be applicable. There is in general no right of return for our products or services. As the Company’s products are typically permanently installed in a wellbore, return of those products would be impossible in most cases. Once our services have been performed, there would be nothing to return.

Based upon the analysis above with respect to identifying the deliverables in each our product sales and in the provision of our services, as well as the units of accounting for each, we believe that the sale of our sliding sleeves and the subsequent optional provision of services should not be accounted for as a single arrangement with multiple deliverables, but are properly accounted for as multiple arrangements, each with their own distinct deliverable.

In addition, as part of our response we were requested to address the following:

•

You state that your “casing-installed sliding sleeves and downhole frac isolation assembly are distinct, and individually priced, and sold separately to the Company’s customers for different purposes.” However, with regard to methods available to customers to open or close your sliding sleeves without purchasing the downhole frac isolation assembly service, you state that your customers would need the ability to “precisely locate them in the wellbore and to apply the

Ms. Nguyen
Securities and Exchange Commission
March 9, 2017
Page 5

required amount of force to shift the sleeves from a closed to open position or vice versa;”

We respectfully advise the Staff that we have a tool that enables us to precisely locate and apply force to the sliding sleeves we sell; however, there are other competitors that have the ability to precisely locate and apply force to shift sleeves that are placed in the wellbore.

•	Despite the customer’s ability to use your sliding sleeves on a standalone basis, you indicate that customers utilize your downhole frac isolation assembly service in most cases;

We respectfully advise the Staff that it is correct that most customers who purchase sliding sleeves will also contract with us to perform the services on their well, however, this is not due to our mandating or requiring the customer contract with us for our services and others have the requisite knowledge to perform these services. We believe customers choose to contract with or to perform services based on our extensive operating experience, the quality of our downhole tools and personnel, and the efficiency of our service operations. Accordingly, we have revised the Registration Statement on page 1 and throughout to remove the language that states our equipment must be operated by our personnel and revised the disclosure to “Our personnel supervise the use of the downhole frac isolation assembly during completion operations”.

In cases where a customer purchases products and later services, these additional services are delivered at an additional cost covered by a separate sales order or field service order, as described above.

•	Although your response states that purchase orders typically encompass either casing installed sliding sleeves or downhole frac isolation assembly, disclosure on page 72 of your submission states that customers using your system typically purchase your casing-installed sliding sleeves and utilize services associated with your downhole frac isolation assembly;

We respectfully direct the Staff to the explanation provided in the response to the preceding comment. Additionally, we have revised references in the Registration Statement from “Multistage Unlimited System” to “Multistage Unlimited family of completion products and services” and have clarified that customers that purchase our sliding sleeves can also contract with us for services, although as mentioned above, they are under no obligation to do so.

•	The statement on page 50 of your submission that you market your proprietary GripShift sliding sleeve and the downhole frac isolation assembly together under your Multistage Unlimited brand; and

Ms. Nguyen
Securities and Exchange Commission
March 9, 2017
Page 6

We respectfully advise the Staff that while our sliding sleeves and our downhole frac assembly are marketed together, they are priced separately. The Multistage Unlimited Brand describes our family of product and service offerings. We do not provide bundled pricing; rather, as described above, products and services are separately priced and contracted with the deliverable, as stated on each contract, differing between a product and service. Additionally, we have revised the references in the Registration Statement from “Multistage Unlimited System” to “Multistage Unlimited” for clarity.

•	Expanded disclosure on page F-25 states that “In cases where services are being performed, the Company generally does not recognize revenue until a job has been completed, which includes a customer signature and that there are no additional services or future performance obligation required by the Company.”

Services are optional and requested by the customer. We will utilize the downhole frac isolation assembly to service the various stages of the customer’s well (the number of stages are determined by the customer). Based on this, management considers one performance obligation, or deliverable, (supervised use of the tool to complete the stages indicated by the customer) before revenue may be recognized. The service period is completed between 1 and 14 days of initiation.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

Weil, Gotshal & Manges LLP

cc:	P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.